FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of September 2003

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luxembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes |_|  No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                    Sanitec International S.A.
                                                           (Registrant)


                                                    By: /s/ Timo Lehto
                                                        ------------------------
                                                    Name:   Timo Lehto
                                                    Title:  Principal Financial
                                                            Officer and Director

04 September 2003



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CHANGES IN THE SUPERVISORY BOARDS OF SANITEC CORPORATION AND OF SANITEC
INTERNATIONAL AG

Mr Ulrich Wohr has been appointed member of the Supervisory Board of Sanitec Corporation (Sanitec Oy in Finnish), replacing Mr Hanns Ostmeier. Mr Wohr continues to serve as a member of the Supervisory Board of Sanitec International AG. The Supervisory Board of Sanitec Corporation is chaired by Mr Berndt Brunow, and other members are Messrs Jens Reidel, Peter Korfer-Schun and Stefano Mazzotti.

Mr Thomas Weinmann replaces Mr Ostmeier as a member of the Supervisory Board of Sanitec International AG. Other members of the Supervisory Board of Sanitec International AG are Messrs Berndt Brunow, Chairman, Jens Reidel, Stefano Mazzotti, Ulrich Wohr and Dr Udo Simmat.